UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 20, 2018

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-210564) and our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒      Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):
Yes: ❑      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):
Yes: ❑      No: ☒

Enclosures: Unaudited condensed financial statements as of June 30, 2018 and for each of the six month periods ended June 30, 2018 and 2017, prepared in accordance with IFRS, and related management’s discussion.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

Report
for the six months ended 30 June 2018

Johannesburg, 20 August 2018 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2018.

•	Strong first half of 2018; production from retained operations up 4% year-on-year

•	Total borrowings down 13% year-on-year; Net debt down 17% year-on-year, to $1.786bn; Net debt to Adjusted EBITDA of 1.12 times

•	South African footprint reduced after completion of Vaal River asset sales

•	Obuasi agreements successfully delivered and ratified, paving way for project development

•	Key brownfields projects remain on track and on budget

•	All-injury frequency rate down 31% from H1 2017; the lowest level in the Company’s history

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2018	2017	2017
			Restated	Restated
		US dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,629	1,748	3,755
Sold	- oz (000)	1,651	1,790	3,772

Produced from retained operations	- oz (000)	1,578	1,517	3,279

Financial review
Gold income	- $m	1,922	2,032	4,356
Cost of sales	- $m	1,602	1,790	3,736
Total cash costs	- $m	1,281	1,339	2,863
Gross profit	- $m	410	325	784

Price received *	- $/oz	1,310	1,231	1,251
All-in sustaining costs - Subsidiaries *	- $/oz	1,034	1,063	1,050
All-in sustaining costs - Joint Ventures *	- $/oz	930	1,144	1,087
All-in costs - Subsidiaries *	- $/oz	1,131	1,131	1,119
All-in costs - Joint Ventures *	- $/oz	971	1,261	1,186
Total cash costs - Subsidiaries *	- $/oz	832	788	789
Total cash costs - Joint Ventures *	- $/oz	765	877	819

Profit (loss) attributable to equity shareholders	- $m	33	(176)	(191)
	- cents/share	8	(43)	(46)
Headline earnings (loss)	- $m	99	(89)	27
	- cents/share	24	(22)	6
Net cash flow from operating activities	- $m	321	321	997
Total borrowings	- $m	2,051	2,366	2,268
Net debt *	- $m	1,786	2,151	2,001
Capital expenditure	- $m	335	454	953

Notes: * Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		For restatements refer note 16.
		Rounding of figures may result in computational discrepancies.

Published : 20 August 2018
June 2018

Operations at a glance
for the six months ended 30 June 2018
	Production		Cost of sales		All-in sustaining costs[1]		Total cash costs [2]		Gross profit (loss)
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]
SOUTH AFRICA	257	(41)	(352)	(38)	1,306	4	1,152	6	(10)	18
Vaal River Operations	51	(71)	(76)	(65)	1,445	24	1,307	30	1	(6)
Kopanang	12	(72)	(28)	(64)	2,076	23	2,007	36	(9)	11
Moab Khotsong	39	(70)	(48)	(66)	1,250	25	1,086	28	10	(17)
West Wits Operations	119	(27)	(171)	(31)	1,359	(8)	1,153	(8)	(13)	30
Mponeng	119	12	(171)	24	1,359	6	1,147	10	(13)	(8)
TauTona	—	(100)	—	(100)	—	(100)	—	(100)	—	38
Total Surface Operations	87	(6)	(104)	6	1,146	14	1,061	9	3	(6)

INTERNATIONAL OPERATIONS	1,372	4	(1,509)	4					442	104

CONTINENTAL AFRICA	695	5	(788)	6					185	42
DRC
Kibali - Attr. 45% [4]	168	32	(195)	7	876	(26)	699	(20)	32	50
Ghana
Iduapriem	126	18	(117)	21	928	(10)	781	(8)	57	21
Obuasi	—	(100)	4	276	—	—	—	—	4	—
Guinea
Siguiri - Attr. 85%	127	(19)	(139)	(23)	826	4	798	12	50	(10)
Mali
Morila - Attr. 40% [4]	15	22	(19)	30	1,319	10	1,075	8	1	—
Sadiola - Attr. 41% [4]	30	(1)	(36)	13	1,050	11	980	14	4	(2)
Tanzania
Geita	229	—	(284)	20	1,030	10	891	60	30	(16)
Non-controlling interests, exploration and other			(21)	(23)					9	(1)

AUSTRALASIA	306	20	(290)	16	1,052	(3)	790	2	100	35
Australia
Sunrise Dam	153	43	(149)	25	1,124	(3)	888	(9)	46	32
Tropicana - Attr. 70%	153	3	(132)	10	938	(1)	655	14	64	1
Exploration and other			(10)	(16)					(10)	2

AMERICAS	371	(6)	(430)	(7)	877	(9)	662	7	157	27
Argentina
Cerro Vanguardia - Attr. 92.50%	141	1	(179)	(8)	657	(17)	489	—	85	21
Brazil
AngloGold Ashanti Mineração	175	(11)	(188)	(5)	999	—	761	19	53	(8)
Serra Grande	55	(4)	(64)	(12)	1,075	(18)	802	(8)	10	10
Non-controlling interests, exploration and other			1	41					8	4

Total	1,629	(7)

OTHER			8	432					15	12

			(1,852)	(8)					447	134

Equity accounted investments included above			250	10					(37)	(49)

AngloGold Ashanti			(1,602)	(10)					410	85

[1] Refer to note D under "Non-GAAP disclosure" for definition.
[2] Refer to note D under "Non-GAAP disclosure" for definition.
[3] Variance June 2018 six months on June 2017 six months - increase (decrease).
[4] Equity accounted joint ventures.

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW
AngloGold Ashanti continued to deliver on its strategy with a strong first-half operating and financial result. Production from retained operations increased by 4% year-on-year, which along with good cost control and a higher gold price, helped drive improvements in earnings. Productivity rates, up 58% from 2012, continued to improve as the effects of portfolio restructuring became evident, brownfields investments started to yield returns, and operational efficiency initiatives gained traction.
The sale of the Vaal River underground mines was completed at the end of February, and the proceeds were immediately applied to reduce debt and further improve balance sheet flexibility. Brownfields projects remained on track and on budget. The ratification of investment agreements by Ghana’s Parliament in June 2018 allowed the redevelopment of the high-grade Obuasi Gold Mine to commence in earnest.
“We continued to improve our portfolio, strengthen our balance sheet and increase productivity, all of which are the cornerstones of our strategy to improve returns over the long term,” Chief Executive Officer Srinivasan Venkatakrishnan said. “The business is in good shape - production is strong, costs are improving and our pipeline is well stocked with options.”
Comparison of cost of sales

Cost of sales for AngloGold Ashanti	Six Months	Six Months	Year
	ended	ended	ended
	Jun	Jun	Dec
US Dollar million	2018	2017	2017
Cost of sales	1,602	1,790	3,736
Inventory change	(25)	(43)	(15)
Amortisation of tangible assets	(294)	(389)	(817)
Amortisation of intangible assets	(3)	(3)	(6)
Retrenchment costs	(2)	(3)	(6)
Rehabilitation and other non-cash costs	3	(13)	(29)
Total cash costs *	1,281	1,339	2,863
Royalties	(68)	(55)	(116)
Other cash costs	(5)	(12)	(19)
Cash operating costs	1,208	1,272	2,728

* Refer to "Non-GAAP disclosure" for definition.

Group Operating Performance
Production from retained operations for the first six months of 2018 (excluding Moab Khotsong, Kopanang and TauTona mines), was 1.578Moz compared to 1.517Moz for the first six months of 2017.
The International Operations achieved a 4% increase in production from 1.313Moz for the first six months of 2017 to 1.372Moz during the first half of 2018.

Total production for the group, including those operations either sold or closed earlier this year, was 1.629Moz for the six months ended 30 June   2018 compared to 1.748Moz in the first six months of 2017.
There was an overall improvement in group total cash costs from the first to the second quarter of this year, reflecting a positive trend in performance as the Operational Excellence initiative starts to gain traction. This trend is expected to continue over the remainder of the year and beyond, as underground production at Kibali continues to ramp up, Sunrise Dam’s improving productivity trend continues, Brazil recovers from minor disruptions related to a nationwide trucker strike during the first half of this year, and South Africa completes its restructuring and ramp-up at Mponeng’s below 120 area.
Group Cash Flow and Earnings
Revenue from product sales decreased by $111m to $2,002m in the six months ended 30 June 2018 from $2,113m in the corresponding period of 2017, representing a 5% decrease year-on-year. The decrease was due to a 139,000oz, or 8% decrease in gold sold from 1,790Moz for the six months ended 30 June 2017 to 1,651Moz for the corresponding period in 2018 and a decrease in production in South Africa, due to the sale of Moab Khotsong and Kopanang and the closure of TauTona, and the Americas. The decrease in revenue was partially offset by an increase of $79/oz, or 6% in the gold price received from $1,231/oz for the six months ended 30 June 2017 to $1,310/oz for the corresponding period in 2018 and an increase in production in Australia and Continental Africa.

Cost of sales decreased by $188m, or 11%, from $1,790m in the six months ended 30 June 2017 to $1,602m in the six months ended 30 June 2018. The decrease was due mainly to a $64m, or 5% decrease in cash operating costs from $1,272m in the six months ended 30 June 2017 to $1,208m in the six months ended 30 June 2018. Included in cost of sales is amortisation of tangible and intangible assets, changes in gold inventory and rehabilitation costs, which all together decreased from $448m in the six months ended 30 June 2017 to $319m in the same period of 2018. Amortisation decreased by $96m, from $392m in the six months ended 30 June 2017 to $297m in the six months ended 30  June 2018, mainly at the South African operations due to the sale of Moab Khotsong and Kopanang and the closure of Tau Tona, at Geita due to decreased deferred stripping due to depletion of open pit ore and at Cerro Vanguardia due to lower production. Rehabilitation costs decreased by $16m, from $13m in the six months ended 30 June 2017 to a $3m credit in the six months ended 30 June 2018. The decrease in rehabilitation costs was mainly a result of changes to cash flows, escalation rates and discount rates at Siguiri ($5m), Tropicana ($4m),

AngloGold Ashanti Mineração ($4m) and Sunrise Dam ($3m). There was a $18m inventory change to $25m in the six months ended 30 June 2018 compared to $43m in the corresponding period in 2017. The change in gold inventory was mainly due to more gold produced than sold at Siguiri, the timing of shipments at Australia and the reallocation of amortisation to inventory change at Brazil. The increase was partially reduced by less gold on hand at Iduapriem and Geita due to the timing of gold shipments.

Total cash costs decreased by $58m from $1,339m in the six months ended 30 June 2017 to $1,281m in the corresponding period of 2018, representing a 4% decrease. The decrease was mainly due to a decrease in labour costs, fuel and power costs and consumable stores, mainly at South Africa due to the sale of Moab Khotsong and Kopanang and the closure of TauTona, partially offset by an increase at Australia and Continental Africa due to inflationary pressures. Cash operating costs in all business segments are largely incurred in local currency where the relevant operation is located. US-dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentina Peso. During the six months ended 30 June 2018, compared to the same period in 2017, the South African Rand strengthened by 7% and the Austalian dollar by 2%. During the same periods, the Argentine Peso depreciated by 38% and the Brazilian Real by 8%.

Special items decreased from $253m in the six months ended 30 June 2017 to $151m in the six months ended 30 June 2018, which represents a $102m decrease. Special items consist mainly of the impairment of the Uranium plant in South Africa ($93m), retrenchment and related costs in South Africa ($33m) and the loss on sale of Moab Khotsong and Kopanang ($25m).

Share of associates and joint ventures’ income increased by $49m from a loss of $9m in the six months ended 30 June 2017 to a profit of $40m in the six months ended 30 June 2018. The increase was due to an increase in earnings from Kibali as a result of an increase in production and the gold price received as well as an impairment reversals at Rand Refinery and Sadiola. This was partially offset by losses at Morila and Gramalote.

Taxation expense increased by $31m from an expense of $12m in the six months ended 30 June 2017 to an expense of $43m in the six months ended 30 June 2018. The increase was mainly due to lower deferred tax credits in South Africa mostly attributable to the tax effects of the sale of Moab Khotsong and Kopanang, higher deferred tax in Brazil and Argentina (mainly due to foreign exchange movements) and higher current tax in Australia due to higher earnings in the current year. This was partly negated by lower tax in Guinea due to significantly lower earnings in the current year, lower deferred tax in Geita and in First Uranium, due to the revaluation of the liability of the Franco Nevada contract and impairment of the Uranium Plant.

Net profit attributable to equity shareholders increased by $209m, from a loss of $176m in the six months ended 30 June 2017 to a profit of $33m in the six months ended 30 June 2018. The increase was mainly due to the $188m decrease in cost of sales, the $102m decrease in special items and the $49m increase in share of associates and joint ventures’ profit. The increase was partially offset by the $111m decrease in revenue from product sales and the $31m increase in taxation expense.

The Company reported earnings attributable to shareholders of $33m, or 8 US cents per share. This includes the adverse impact of $66m, or 16 US cents per share (post-tax) related to the impairment of the Mine Waste Solutions Uranium plant in South Africa, given that, under current market conditions, the plant is unlikely to be utilised. This compared to a loss of $176m, or 43 US cents per share in the first half of last year, which included impairments on certain South African assets of $86m, or 21 US cents per share (post tax).
Profit before taxation increased by $239m from a loss of $153m in the six months ended 30 June 2017 to a profit of $86m in the six months ended 30 June 2018. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) grew 19%, to $723m, during the first half of 2018, compared to $610m in the first half of last year, which included the $63m pre-tax impact from the silicosis class-action law suit settlement provision made last year.

Total borrowings fell by 13% to $2.051bn at 30 June 2018, from $2.366bn at 30 June 2017. Net debt declined by 17% to $1.786bn at 30 June 2018, from $2.151bn at the same time last year. The balance sheet remains robust, with the $1bn US Dollar RCF undrawn, A$325m undrawn on the A$500m Australian dollar RCF, approximately R4.5bn available from the South African RCF's and other facilities, and cash and cash equivalents of $215m, at 30 June 2018.

The ratio of net debt to Adjusted EBITDA at the end of June was 1.12 times, well below the covenant ratio of 3.5 times that applies to the revolving credit facilities, and also below AngloGold Ashanti’s own target of 1.5 times, through the cycle.
Capital expenditure (including equity accounted investments) decreased by 26% from $454m for the six months ended 30 June 2017 to $335m for the six months ended 30 June 2018. This decrease was largely due to a decrease in capital expenditure in South Africa, the Americas and in Continental Africa. It is expected that group capital expenditure will increase in the second half of the year relative to the first half, in line with past trends.

Summary of six months-on-six months operating and cost variations:

Particulars	Six months ended June 2018	Six months ended June 2017	% Variation six months vs prior year six months
Operating review Gold
Production (kozs)	1,629	1,748	(7)

Financial review
Gold price received ($/oz)	1,310	1,231	6
Total cash costs ($/oz) - Subsidiaries	832	788	6
Total cash costs ($/oz) - Joint Ventures	765	877	(13)
Cost of sales ($m)	1,602	1,790	(11)
Corporate & marketing costs ($m) *	37	35	6
Exploration & evaluation costs ($m)	46	62	(26)
All-in sustaining costs ($/oz) - Subsidiaries**	1,034	1,063	(3)
All-in sustaining costs ($/oz) - Joint Ventures **	930	1,144	(19)
All-in costs ($/oz) - Subsidiaries **	1,131	1,131	—
All-in costs ($/oz) - Joint Ventures **	971	1,261	(23)
Profit (loss) before taxation ($m)	86	(153)	156
Adjusted EBITDA ($m)	723	610	19
Profit (loss) attributable to equity shareholder ($m)	33	(176)	119

Cash inflow from operating activities ($m)	321	321	—
Capital expenditure ($m)	335	454	(26)

* Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
OPERATING HIGHLIGHTS

International operations have delivered a reduction in AISC, reflecting the results of the intensified work on the Operational Excellence initiative. The Company continued to deliver on its strategic objective to improve the quality of its portfolio, as the higher spending on capital in the last year has begun to bear fruit. There have been delays in permitting in Brazil, which although now resolved, are expected to have only a minor impact on the region’s production for the year.

The Continental Africa region posted a strong operating performance, led by higher grades and volumes at Iduapriem, and also at Kibali where underground production continued to ramp up. Inflationary pressure, dominated by higher fuel prices, led to higher cost of sales and total cash costs year-on-year. Quarter-on-quarter production rose 21% to 380,000oz at the end of the second quarter, compared to 314,000oz in the first quarter.

In Ghana, Iduapriem produced 126,000oz at a cost of sales of $117m and a total cash cost of $781/oz for the six months ended 30 June 2018, compared to 107,000oz at a cost of sales of $97m and a total cash cost of $847/oz in the same period in 2017. Production increased by 18% as a result of a 7% increase in recovered grade from mining of marginally higher grade areas and an 11% increase in tonnage treated due to improved plant reliability and utilisation compared to the previous period. Total cash cost decreased by 8% mainly due to the higher gold production, partly offset by higher mining cost from higher volumes mined and increased fuel prices. Obuasi remained in care and maintenance during the period.

In Mali, Morila's production increased by 22% to 15,000 oz for the six months ended 30 June 2018 as a result of a 37% increase in recovered grade as the operation recommenced mining activities in N’tiola pit with access to higher grade ore, compared to tailings treatment in the previous period. Morila produced 12,000oz in the same period last year. At Sadiola, production was 30,000oz at a cost of sales of $36m and a total cash cost of $980/oz for the six months ended 30 June 2018, compared to 31,000oz at a cost of sales of $32m and a total cash cost of $862/oz in the same period last year. Production decreased in line with reduced recovered grade as the mine transitions to a stockpile treatment plan, partly offset by a 1% increase in tonnage throughput. Total cash cost increased because of stockpile treatment transition costs, full grade ore stockpile utilisation and lower production compared to the previous period.

In Guinea, at Siguiri, lower planned grades resulted in lower production and higher costs.  In Tanzania, at Geita, the increase in treated volumes was offset by a 6% drop in recovered grades and additional cost pressures from higher fees and royalties when compared to the first half of last year. However, Geita’s total cash costs remained flat quarter-on-quarter.

In the Americas region, production declined mainly due to lower tonnes treated in Brazil, where operations were impacted by a 10-day trucker strike in the region.

In Brazil, at AngloGold Ashanti Mineração, production was 11% lower due to lower grades and less tonnes treated. Cuiabá was impacted by lower tonnages and challenges accessing high-grade areas. Córrego do Sítio was mainly affected by lower grades.

At Serra Grande, production was 55,000oz for the six months ended 30 June 2018, compared to 57,000oz for the same period last year, due to lower tonnages mined and treated, partially offset by higher grade. Cost of sales was at $64m and total cash cost at $802/oz for the six months ended 30 June 2018, a decrease of 12% and 8%, respectively, compared to a cost of sales of $73m and a total cash cost of $876/oz in the same period last year. Such decrease is mainly due to contributions from the higher grades and the favourable impact of exchange rates, partly offsetting lower volumes, stockpile movements and higher inflation.

In Argentina, Cerro Vanguardia’s production and costs remained relatively flat. The operation experienced unfavourable stockpile movements, due to lower tonnes mined and higher tonnes treated, which was partially ameliorated by lower heap leach costs.  Higher inflation also impacted costs negatively following the second round of wage negotiations during the period. These negative effects were attenuated by the continued weakening of the Argentine peso and favourable efficiencies derived from lower spending on fuel, lubricants, energy, mine contractors, maintenance services, explosives and spare parts. Higher by-product income due to higher volumes sold was partially offset by the lower average silver price.

The Australia region produced 306,000oz at a cost of sales of $291m and a total cash cost of $790/oz, compared to 255,000oz at a cost of sales of $250m and a total cash cost of $775/oz in the same period last year. The 20% increase in gold production was largely due to a significant lift in the contribution from Sunrise Dam.

At Sunrise Dam the successful implementation of a strategy to lift mined grade and underground ore, production resulted in a 43% increase in gold production to 153,000oz for the first half of 2018, compared to 107,000oz the same period last year. Cost of sales increased by 24% to $149m for the six months ended 30 June 2018 from $120m in the first half of 2017. The total cash cost decreased by 9% to $888/oz for the six months ended 30 June 2018 from $977/oz in the first half of 2017, largely due to the higher gold production. The Recovery Enhancement Project (REP) at Sunrise Dam, involving the addition of a flotation and ultra-fine circuit, was successfully commissioned on schedule in June 2018. The REP is expected to deliver an average increase in gold recovery of 8%.

Tropicana’s production (70%) was 153,000oz for the six months ended 30 June 2018, an increase of 3% compared to the output in the amount of 148,000oz in the same period last year. Cost of sales increased by 10% to $132m for the six months ended 30 June 2018 from $120m in the first half of 2017. The total cash costs increased by 14% to $655/oz for the six months ended 30 June 2018, compared to $575/oz in the first half of 2017. The increase in the cash cost was due to a lesser proportion of waste mining being allocated to capital in the first half of 2018 compared to the corresponding period last year. During the first half of 2018, concrete works were completed for installation of a second, 6MW ball mill in the Tropicana processing plant. This project is on schedule for completion at the end of 2018.

The South Africa region produced 257,000oz at a cost of sales of $352m and a total cash cost of $1,152/oz for the six months ended 30 June 2018, compared to 435,000oz at a cost of sales of $563m and a total cash cost of $1,092/oz in the same period in 2017. Cost of sales decreased 37% year-on-year. Total cash costs increased 6% year-on-year given inflationary pressure, particularly in wages, power and consumables, and the negative impact of the exchange rate as the Rand remained stronger against the US Dollar during the half year.

Production (excluding Moab Khotsong and Kopanang which were sold, and TauTona undergoing orderly closure), was up 1% year-on-year to 206,000oz from 204,000oz. The restructuring of the asset portfolio in South Africa, announced in May 2018, is underway, to ensure that both on- and off-mine cost structures are appropriate for the considerably smaller production base. Discussions with affected employees and their representatives in organised labour are in progress, and are anticipated to be completed in the second half of the year.

Mponeng delivered a 12% production improvement year-on-year at 119,000oz at a cost of sales of $171m and a total cash cost of $1,147/oz for the six months ended 30 June 2018, compared to 106,000oz at a cost of sales of $138m and a total cash cost of $1,046/oz in the same period in 2017. The improvement was mainly a result of a higher reef value and the operation improving mining practices. Cost of sales increased 24% year-on-year. Total cash costs were 10% higher year-on-year, mainly due to inflationary increases and the negative impact of the Rand/US Dollar exchange rate.

Surface Operations produced 87,000oz at a cost of sales of $104m and a total cash cost of $1,061/oz for the six months ended 30 June 2018, compared to 92,000oz at a cost of sales of $98m and a total cash cost $970/oz in the same period in 2017. Production at the Vaal River Surface Sources was impacted by the sale of Mispah and West Gold plants. West Wits Surface Sources’ production was down for the first six months of the year as a result of the low-grade areas reclaimed at the Savuka marginal ore dumps and the tailings storage facilities.

Mine Waste Solutions’ production was assisted by significant recovery improvements (four percentage points higher), as the operations reverted to normal production levels compared to the first half of 2017, which was impacted by significant storms.

The Vaal River operations, which included Moab Khotsong and Kopanang, produced 51,000oz at a cost of sales of $76m and a total cash cost of $1,307/oz for the six months ended 30 June 2018, compared to 174,000oz at a cost of sales of $217m and a total cash cost of $1,003/oz in the same period in 2017. The decrease in production results from the fact that only two months of contribution from the mines, which were sold on 28 February 2018, have been reflected.

SAFETY UPDATE
It is with great sadness that we report three fatalities in the first half of 2018. The South Africa region suffered two fatal accidents. At Moab Khotsong a tramming accident caused one fatality and at Mponeng a mechanical loader operator was fatally injured in a seismic fall of ground. In Brazil there was one fatality following an electricity-related incident. AngloGold Ashanti remains committed to establishing and adhering to the best safety practices in the industry. The group’s All-Injury Frequency Rate, the broadest measure of workplace safety, was 5.6 injuries per million hours worked for the six months ended 30 June 2018, down 31% from the first half of last year and its lowest level in the Company’s history.

UPDATE ON CAPITAL PROJECTS

Kibali
At Kibali, the underground ore production has now stabilised at planned capacity and the underground materials handling system and ore hoisting via the shaft is on track to reach name plate capacity. The total underground ore tonnes mined for the first half of the year are 1,686t (compared to 1,595kt in the same period last year), of which 1,194kt were hoisted (compared to 118kt in the same period last year). In addition,

5km of development was completed from the declines. The third hydropower station at Azambi is still on track for completion in the second half of 2018. Construction of the next phase of tailings storage facility was initiated at the end of 2017, providing additional capacity for carbon in leach (CIL) tails and is scheduled for completion in the second half of 2018.

Mponeng Phase 1 and 2
Phase 1 was negatively impacted by a fatal accident which occurred on 126 level in April 2018. This fatal accident caused a delay in the ore reserve development and also had an impact on the construction activities to a lesser extent. Progress on the construction activities was as follows:

•	Water Management Infrastructure - piping installation completed;

•	Ore Handling Infrastructure - construction completed with commissioning planned for the third quarter of 2018;

•	The reef pass between 123 and 126 level is delayed due to the breakdown on the raiseborer reamer head. This is an additional scope to overcome congestion on 123 level tramming;

•
The ventilation hole from 116 level to decline 3 was stopped due to repeated non-compliance in accuracy by the contractor. A procurement process has been initiated for the replacement of the contractor; and

•	Ore Reserve Development at 126 level - encountered slow advance rates in areas of high geological complexity, which require additional secondary support.

The Mponeng feasibility study
A technical review was undertaken in the period ended June 2018, resulting in various technical recommendations which include optimising capital expenditure, and conducting further studies in the ventilation and tailing storage strategies.

The Technology Innovation project has been scaled down in line with the accelerated closure of the TauTona mine. Work continues to establish the site for the High Strength Backfill (HSB) plant at Mponeng mine. However, delays were encountered in the development of the excavation and it is estimated that the plant construction will now commence in third quarter of 2018.

Siguiri Combination Plant
Siguiri is undergoing construction of a new Combination Plant, which is expected to be completed by year end and will allow for the treatment of harder rock.  Most of the civil work is nearing completion, which is anticipated by the third quarter of the year. The mill was lifted into position and the installation of the secondary and tertiary crushers was completed during the first half of the year. The conversion of the carbon-in-leach tanks has been completed. Construction of the new power plant, to meet additional power requirements, will be ready for commercial operations during the fourth quarter, as planned.

Obuasi project
In June 2018 the parliament of Ghana ratified the development and fiscal agreement for the redevelopment of Obuasi. After considering the environmental impact statements for the project, the EPA issued the permits for the project. Work has started in earnest towards the redevelopment of the Obuasi high-grade orebody, including commencement of the recruitment of the project and operating teams. Detailed planning for execution and preparation for early works contracts continue, with focus on redeveloping the mine into a modern and mechanised operation. AUMS, through its 70/30 JV with Rocksure International (a Ghanaian mining contractor), is the preferred contractor for delivery of underground mining services. Negotiations of the final contract terms and conditions are well advanced with an expectation that project works will commence later in 2018.  The joint venture will trade under the name Underground Mining Alliance Limited. The project will be developed in two phases; the first phase will enable a production rate of 2,000tpd and first gold is expected in late 2019, while the second phase will enable production to be increased to 4,000tpd, approximately 12 months later, toward the end of 2020.

CORPORATE UPDATE

CEO Transition
On 23 July 2018, the Company announced the appointment of Kelvin Dushnisky as chief executive officer (CEO) and an executive director of the Board of Directors of AngloGold Ashanti, effective 1 September 2018. Mr. Dushnisky, who will relocate to Johannesburg, where AngloGold Ashanti is based, replaces outgoing CEO Srinivasan Venkatakrishnan (Venkat), who departs at the end of August 2018 for a role at London-based Vedanta Resources. Venkat will cease to be a member of the Company's Board of Directors with effect from 31 August 2018.

Obuasi Arbitration Proceedings Resolved
The Obuasi mine, operated by AngloGold Ashanti (Ghana) Limited, had been the subject of a dispute with the Republic of Ghana since February 2016, when military protection was withdrawn from the mine and the site was being overrun by illegal miners for close to nine months.

The case was registered with the International Centre for Settlement of Investment Disputes on 2 May 2016, with the Company filing an urgent request for provisional measures on 3 June 2016. This request was eventually voluntarily suspended following the gradual restoration of law and order at the mine under the directive of the Minerals Commission from October 2016 onwards.

AngloGold Ashanti (Ghana) Limited proceeded to file a memorial on the merits in April 2017. Shortly thereafter, the parties by mutual agreement suspended the proceedings in order to explore an amicable resolution to the dispute. The dispute has now been resolved to the parties’ mutual satisfaction and the Company has submitted a request to the Tribunal on 19 July 2018 that the proceedings be discontinued. Further, the Ghanaian Parliament has ratified a number of regulatory and fiscal agreements with the Company in relation to the redevelopment of the mine into a modern and mechanised operation, marking an important step for the mine’s future.
DRC Mining Code and Regulations amendment
In the DRC, the Mining Code and Regulations have been amended with an updated Mining Code which came into effect on 9 March 2018 (2018 Mining Code) and the related amended Mining Regulations which came into effect on 8 June 2018, although the regulations were only actually published in July 2018 so have only recently started being enforced. Kibali Goldmines SA is considering all its options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received, including preparing for international arbitration. In addition, it continues to engage with the government to find alternative solutions which would be mutually acceptable to both parties, including through the application of Article 220 of the 2018 Mining Code, which affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the six months ended 30 June 2018 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the Company) contained in the accompanying interim report on pages 10 to 39, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2018, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director - Ernest Adriaan Lodewyk Botha
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
16 August 2018

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita

GROUP – INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2018	2017	2017
US Dollar million	Notes	Reviewed	Restated	Restated

Revenue from product sales	2	2,002	2,113	4,510
Cost of sales	3	(1,602)	(1,790)	(3,736)
Gain (loss) on non-hedge derivatives and other commodity contracts		10	2	10
Gross profit		410	325	784
Corporate administration, marketing and other expenses		(37)	(35)	(64)
Exploration and evaluation costs		(46)	(62)	(114)
Other operating expenses	4	(57)	(40)	(88)
Special items	5	(151)	(253)	(438)
Operating profit (loss)		119	(65)	80
Interest income		9	8	15
Other gains and (losses)		3	(4)	(11)
Finance costs and unwinding of obligations	6	(85)	(83)	(169)
Share of associates and joint ventures' profit (loss)	7	40	(9)	22
Profit (loss) before taxation		86	(153)	(63)
Taxation	8	(43)	(12)	(108)
Profit (loss) after taxation		43	(165)	(171)

Allocated as follows:
Equity shareholders		33	(176)	(191)
Non-controlling interests		10	11	20
		43	(165)	(171)

Basic profit (loss) per ordinary share (cents) (1)		8	(43)	(46)
Diluted profit (loss) per ordinary share (cents) (2)		8	(43)	(46)
(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the six months ended 30 June 2018 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's VP: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the six months ended 30 June 2018 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) for the period	43	(165)	(171)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(102)	83	123
Net gain (loss) on available-for-sale financial assets		3	20
Release on impairment of available-for-sale financial assets		1	3
Release on disposal of available-for-sale financial assets		—	(6)
Deferred taxation thereon		2	8
		6	25
Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	25
Actuarial gain (loss) recognised	—	—	8
Deferred taxation thereon	—	—	(2)
	25	—	6

Other comprehensive income (loss) for the period, net of tax	(77)	89	154

Total comprehensive income (loss) for the period, net of tax	(34)	(76)	(17)

Allocated as follows:
Equity shareholders	(44)	(87)	(37)
Non-controlling interests	10	11	20
	(34)	(76)	(17)

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2018	2017	2017
US Dollar million	Note	Reviewed	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		3,478	4,105	3,742
Intangible assets		131	150	138
Investments in associates and joint ventures		1,504	1,464	1,507
Other investments		150	139	131
Inventories		91	87	100
Trade, other receivables and other assets		73	35	67
Deferred taxation		5	5	4
Cash restricted for use		34	37	37
		5,466	6,022	5,726

Current assets
Other investments		6	7	7
Inventories		646	681	683
Trade, other receivables and other assets		252	287	222
Cash restricted for use		19	19	28
Cash and cash equivalents		215	164	205
		1,138	1,158	1,145
Non current assets held for sale		—	—	348
		1,138	1,158	1,493

Total assets		6,604	7,180	7,219

EQUITY AND LIABILITIES
Share capital and premium	10	7,157	7,124	7,134
Accumulated losses and other reserves		(4,552)	(4,522)	(4,471)
Shareholders' equity		2,605	2,602	2,663
Non-controlling interests		36	31	41
Total equity		2,641	2,633	2,704

Non-current liabilities
Borrowings		2,004	2,312	2,230
Environmental rehabilitation and other provisions		868	944	942
Provision for pension and post-retirement benefits		111	125	122
Trade, other payables and deferred income		2	7	3
Deferred taxation		359	423	363
		3,344	3,811	3,660

Current liabilities
Borrowings		47	54	38
Trade, other payables, deferred income and provisions		536	628	638
Taxation		36	54	53
		619	736	729
Non current liabilities held for sale		—	—	126
		619	736	855

Total liabilities		3,963	4,547	4,515

Total equity and liabilities		6,604	7,180	7,219

GROUP – STATEMENT OF CASH FLOWS

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited
Cash flows from operating activities
Receipts from customers	1,981	2,101	4,534
Payments to suppliers and employees	(1,613)	(1,684)	(3,383)
Cash generated from operations	368	417	1,151
Dividends received from joint ventures	49	—	6
Taxation refund	—	11	14
Taxation paid	(96)	(107)	(174)
Net cash inflow (outflow) from operating activities	321	321	997

Cash flows from investing activities
Capital expenditure	(293)	(390)	(829)
Expenditure on intangible assets	—	(1)	(1)
Proceeds from disposal of tangible assets	310	2	7
Other investments acquired	(54)	(54)	(91)
Proceeds from disposal of other investments	76	46	78
Investments in associates and joint ventures	(5)	(20)	(27)
Loans advanced to associates and joint ventures	(3)	(3)	(6)
Cash payment to settle the sale of environmental trust fund	(32)	—	—
Decrease (increase) in cash restricted for use	9	—	(8)
Interest received	7	8	15
Net cash inflow (outflow) from investing activities	15	(412)	(862)

Cash flows from financing activities
Proceeds from borrowings	283	331	815
Repayment of borrowings	(500)	(167)	(767)
Finance costs paid	(66)	(67)	(138)
Dividends paid	(39)	(58)	(58)
Net cash inflow (outflow) from financing activities	(322)	39	(148)

Net increase (decrease) in cash and cash equivalents	14	(52)	(13)
Translation	(4)	1	3
Cash and cash equivalents at beginning of period	205	215	215
Cash and cash equivalents at end of period	215	164	205

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
	Share capital and premium	Other capital reserves	Accumulated losses	Fair value through OCI	Available-for-sale reserve	Actuarial (losses) gains	Foreign currency translation reserve		Non-controlling interests	Total equity

US Dollar million								Total

Balance at 31 December 2016	7,108	116	(3,119)		17	(21)	(1,386)	2,715	39	2,754
Profit (loss) for the period			(176)					(176)	11	(165)
Other comprehensive income (loss)					6		83	89		89
Total comprehensive income (loss)	—	—	(176)		6	—	83	(87)	11	(76)
Shares issued	16							16		16
Share-based payment for share awards net of exercised		(3)						(3)		(3)
Dividends paid			(39)					(39)		(39)
Dividends of subsidiaries								—	(19)	(19)
Translation		4	(4)		1	(1)		—		—
Balance at 30 June 2017	7,124	117	(3,338)		24	(22)	(1,303)	2,602	31	2,633

Balance at 31 December 2017	7,134	124	(3,359)		43	(16)	(1,263)	2,663	41	2,704
Impact of adopting IFRS 9			10	33	(43)			—		—
Restated opening balance under IFRS 9	7,134	124	(3,349)	33	—	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the period			33					33	10	43
Other comprehensive income (loss)				25			(102)	(77)		(77)
Total comprehensive income (loss)	—	—	33	25	—	—	(102)	(44)	10	(34)
Shares issued	23							23		23
Share-based payment for share awards net of exercised		(13)						(13)		(13)
Dividends paid			(24)					(24)		(24)
Dividends of subsidiaries								—	(15)	(15)
Transfer of gain on disposal of equity investments			13	(13)				—		—
Translation		(7)	6	1				—		—
Balance at 30 June 2018	7,157	104	(3,321)	46	0	(16)	(1,365)	2,605	36	2,641

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	332	525	1,101
Continental Africa	972	884	1,895
Australasia	390	315	709
Americas	514	524	1,104
	2,208	2,248	4,809
Equity-accounted investments included above	(286)	(216)	(453)
	1,922	2,032	4,356

By-product revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	6	8	15
Continental Africa	2	2	3
Australasia	1	1	2
Americas	72	70	135
	81	81	155
Equity-accounted investments included above	(1)	—	(1)
	80	81	154

Gross profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	(10)	(28)	(3)
Continental Africa	185	143	386
Australasia	100	66	159
Americas	157	130	253
Corporate and other	15	2	2
	447	313	797
Equity-accounted investments included above	(37)	12	(13)
	410	325	784

Segmental reporting (continued)

Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Restated	Restated

South Africa	352	563	1,129
Continental Africa	788	742	1,513
Australasia	290	250	551
Americas	430	465	987
Corporate and other	(8)	(2)	(3)
	1,852	2,018	4,177
Equity-accounted investments included above	(250)	(228)	(441)
	1,602	1,790	3,736

Amortisation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	42	80	133
Continental Africa	183	218	421
Australasia	63	53	130
Americas	89	110	273
Corporate and other	2	2	2
	379	463	959
Equity-accounted investments included above	(82)	(71)	(136)
	297	392	823

Capital expenditure

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	41	81	150
Continental Africa	139	191	409
Australasia	79	66	153
Americas	75	114	234
Corporate and other	1	2	7
	335	454	953
Equity-accounted investments included above	(42)	(63)	(123)
	293	391	830

Segmental reporting (continued)

Total assets

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South Africa	1,152	1,815	1,734
Continental Africa	3,109	3,089	3,153
Australasia	876	860	929
Americas	1,229	1,272	1,258
Corporate and other	238	144	145
	6,604	7,180	7,219

Notes
for the six months ended 30 June 2018

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2017, except for the adoption of new or amended standards applicable from 1 January 2018 as set out below.

New and amended standards adopted by the group:

As a result of the following new and amended standards, the group has changed its accounting policies and made retrospective adjustments:

•IFRS 9 Financial Instruments, and
•IFRS 15 Revenue from Contracts with Customers.

The impact of the adoption of these standards and the new accounting policies are disclosed in note 16.

The financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2018. These financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2017.

Based on materiality, certain comparatives have been aggregated.

2 Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Restated	Restated

Gold income	1,922	2,032	4,356
By-products	80	81	154
Revenue from product sales	2,002	2,113	4,510

3 Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Restated	Restated

Cash operating costs	1,208	1,272	2,728
Royalties	68	55	116
Other cash costs	5	12	19
Total cash costs	1,281	1,339	2,863
Retrenchment costs	2	3	6
Rehabilitation and other non-cash costs	(3)	13	29
Amortisation of tangible assets	294	389	817
Amortisation of intangible assets	3	3	6
Inventory change	25	43	15
	1,602	1,790	3,736

4 Other operating expenses

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Care and maintenance costs	47	28	62
Pension and medical defined benefit provisions	5	4	9
Government fiscal claims and care and maintenance of old tailings operations	5	7	14
Other expenses	—	1	3
	57	40	88

5 Special items

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Impairment and derecognition of assets (1)	94	115	297
Impairment of other investments	—	1	3
Retrenchment and related costs	33	75	88
Legal fees and other costs related to contract terminations and settlement costs	5	68	71
Write-down of inventories	1	3	3
Net (profit) loss on disposal of assets (2)	22	(1)	(8)
Royalties received	(6)	(7)	(18)
Indirect tax expenses (recoveries)	2	(1)	2
	151	253	438

(1) The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Due to current market conditions and a strategic decision taken in H1 2018 to change the processing strategy of Mine Waste Solutions (MWS), whereby MWS in future will focus solely on gold recovery, the Uranium plant of the MWS cash-generating unit was fully impaired as it is unlikely to be utilised or generate future economic benefits.

US Dollar million	Tangible asset impairment	Taxation thereon	Post-tax total

MWS - Uranium plant	93	(27)	66

(2) Includes loss on non-current assets and liabilities held for sale of $25m after proceeds of $309m were received as consideration for the Moab Khotsong and Kopanang sales.

6 Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Finance costs	69	70	142
Unwinding of obligations	16	13	27
	85	83	169

7 Share of associates and joint ventures' profit (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Revenue	286	216	453
Operating costs, special items and other expenses	(259)	(248)	(470)
Net interest received (paid)	4	—	1
Profit (loss) before taxation	31	(32)	(16)
Taxation	(1)	20	23
Profit (loss) after taxation	30	(12)	7
Net impairment reversal of investments in associates	8	3	13
Net impairment reversal of investments in joint ventures	2	—	2
	40	(9)	22

8 Taxation

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

South African taxation
Non-mining tax	—	1	1
Prior year (over) under provision	(2)	—	—
Deferred taxation
Impairment and disposal of tangible assets	(48)	(28)	(72)
Other temporary differences	(27)	(55)	(62)
Prior year (over) under provision	—	—	15
Change in estimated deferred tax rate	(19)	—	31
	(96)	(82)	(87)

Foreign taxation
Normal taxation	108	95	201
Prior year (over) under provision	5	2	(26)
Deferred taxation
Temporary differences	26	(3)	20
Prior year (over) under provision	—	—	2
Change in statutory tax rate	—	—	(2)
	139	94	195

	43	12	108

9 Headline earnings (loss)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	33	(176)	(191)
Net impairment (reversal) and derecognition of assets	92	116	298
Net (profit) loss on disposal of assets	22	(1)	(8)
Taxation	(48)	(28)	(72)
Headline earnings (loss)	99	(89)	27

Headline earnings (loss) per ordinary share (cents)(1)	24	(22)	6
Diluted headline earnings (loss) per ordinary share (cents) (2)	24	(22)	6

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	410,750,435	408,763,048	409,265,471
Fully vested options	4,720,517	3,960,156	6,174,606
Weighted average number of shares	415,470,952	412,723,204	415,440,077
Dilutive potential of share options	—	—	—
Dilutive number of ordinary shares	415,470,952	412,723,204	415,440,077

10 Share capital and premium

	As at	As at	As At
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—	—
30,000,000 C redeemable preference shares at no par value	—	—	—
	23	23	23

Issued and fully paid:
411,611,313 (June 2017: 409,361,419; Dec 2017: 410,054,615) ordinary shares in issue	16	16	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—	—
	16	16	16
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—	—
	16	16	16

Share premium
Balance at beginning of period	7,171	7,145	7,145
Ordinary shares issued	23	16	26
	7,194	7,161	7,171
Less: held within the group
Redeemable preference shares	(53)	(53)	(53)
Balance at end of period	7,141	7,108	7,118
Share capital and premium	7,157	7,124	7,134

11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,268	2,178	2,178
Proceeds from borrowings	283	331	815
Repayment of borrowings	(500)	(167)	(767)
Finance cost paid on borrowings	(60)	(61)	(125)
Interest charged to the income statement	62	64	130
Deferred loan fees	3	—	—
Translation	(5)	21	37
Closing balance	2,051	2,366	2,268

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance cost paid on borrowings	60	61	125
Commitment fees, environmental guarantees fees and other borrowing costs	6	6	13
Total finance cost paid	66	67	138

12 Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Profit (loss) before taxation	86	(153)	(63)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(9)	(2)	(10)
Amortisation of tangible assets	294	389	817
Finance costs and unwinding of obligations	85	83	169
Environmental, rehabilitation and other expenditure	(32)	(21)	(30)
Special items	112	246	394
Amortisation of intangible assets	3	3	6
Interest income	(9)	(8)	(15)
Share of associates and joint ventures' (profit) loss	(40)	9	(22)
Other non-cash movements	10	36	61
Movements in working capital	(132)	(165)	(156)
	368	417	1,151

Movements in working capital:
(Increase) decrease in inventories	30	(22)	(67)
(Increase) decrease in trade and other receivables	(59)	(95)	(86)
Increase (decrease) in trade, other payables and deferred income	(103)	(48)	(3)
	(132)	(165)	(156)

13 Financial risk management activities
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Reviewed	Reviewed	Audited

Carrying amount	2,051	2,366	2,268
Fair value	2,101	2,470	2,377

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Equity securities
		Jun	2018			Jun	2017			Dec	2017
	Reviewed				Reviewed				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other equity securities	97	—	—	97	60	—	—	60	80	—	—	80

Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.
In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.
In South Africa we have established a trust fund which has assets of ZAR 1.065bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.771bn. In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $4.2m for a current carrying value of the liability of AUD $109.8m. At Iduapriem we have provided a bond comprising of a cash component of $9.9m with a further bond guarantee amounting to $35.9m issued by Ecobank Ghana Limited and United Bank for Africa (Ghana) Ltd for a current carrying value of the liability of $43.4m. At Obuasi we have provided a bond comprising of a cash component of $20.3m with a further bank guarantee amounting to $30.0m issued by Nedbank Limited for a current carrying value of the liability of $207m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

14 Capital commitments

		As at	As at	As at
		Jun	Jun	Dec
		2018	2017	2017
	US Dollar million	Reviewed	Reviewed	Audited

	Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	111	208	87

(1)	Includes the group's attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June 2018 and 31 December 2017 are detailed below:

Contingencies and guarantees

	Jun 2018	Dec 2017
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Tax disputes – Brazil (4)	21	24
Tax dispute - AngloGold Ashanti Colombia S.A.(5)	149	150
Tax dispute - Cerro Vanguardia S.A.(6)	18	27
Groundwater pollution (7)	—	—
Deep groundwater pollution – Africa (8)	—	—

	285	298

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. On 12 July 2018, the Ghana Arbitration Centre notified AGAG that MBC had appointed an arbitrator and requested that AGAG also nominate an arbitrator.

(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution.

In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax claims

(4)
Tax disputes - AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions, VAT and annual property tax. Collectively, the possible amount involved is approximately $21m (2017: $24m).  Management is of the opinion that these taxes are not payable.

(5)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income and equity tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2017: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes may amount to $128m (2017: $129m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June 2017 and judgement is pending. On 23 April 2018, the Administrative Tribunal denied AGAC’s arguments with respect to the 2011 income tax litigation but reduced the fine imposed to $15m. AGAC subsequently appealed this judgment. The Administrative Tribunal may take 12 months or more to deliver its decision and if an appeal from either party is sought, a final judgement could take several years. In January 2018, AGAC received notice from the DIAN that it also disagreed with AGAC’s 2013 income and equity tax returns on the same basis as the 2010 and 2011 returns. A final assessment is awaited. AGAC will likely challenge this assessment as well by filing a lawsuit before the Administrative Tribunal.

(6)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of $4m (2017: $6m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $14m (2017: $21m). CVSA and AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the parties submitted their final reports in July 2017. The matter is pending with the Tax Court.

Other

(7)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(8)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

16 New and amended standards adopted by the group

AngloGold Ashanti adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9) on 1 January 2018.

The new or amended standards became applicable for the current reporting period and the group has changed its accounting policies and made retrospective adjustments as a result of adopting the standards.

The impact of the adoption of these standards and the new accounting policies are disclosed below.

Impact of adoption - IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 has resulted in the reclassification of by-product revenue in Revenue from product sales where previously by-product revenue was recorded as a credit to cost of sales. Revenue from product sales includes gold income and by-product revenue. This change in classification results in a corresponding increase in costs of sales, and therefore will not have an impact on previously reported gross profit.

	As reported	IFRS 15	Restated
	Six months		Six months
	ended		ended
	Jun		Jun
	2017		2017
US Dollar million	Reviewed		Reviewed

Revenue from product sales (previously gold income)	2,032	81	2,113
Cost of sales	(1,709)	(81)	(1,790)
Gain (loss) on non-hedge derivatives and other commodity contracts	2		2
Gross profit	325	—	325

	As reported	IFRS 15	Restated
	Year		Year
	ended		ended
	Dec		Dec
	2017		2017
US Dollar million	Audited		Audited

Revenue from product sales (previously gold income)	4,356	154	4,510
Cost of sales	(3,582)	(154)	(3,736)
Gain (loss) on non-hedge derivatives and other commodity contracts	10		10
Gross profit	784	—	784

In accordance with the transitional provisions in IFRS 15, AngloGold Ashanti has applied IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors.

The revenue accounting policy applicable from 1 January 2018:

Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Revenue from product sales comprises sales of:

•	refined gold;

•	by-products including silver, uranium and sulphuric acid; and

•	dore bars.

Impact of adoption - IFRS 9 Financial Instruments
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out below. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

The group’s financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which are subject to the IFRS 9 expected credit loss model as they are carried at amortised cost. The accounting policy for listed equity investments depends on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities are classified as fair value through profit and loss (FVTPL) to eliminate accounting mismatch. Listed equity investments held for other purposes are classified as fair value through other comprehensive income (FVTOCI). Financial liabilities are carried at amortised cost and there is no change in their recognition or presentation under IFRS 9. The adoption of IFRS 9 did not have a significant impact on total assets, total liabilities or the results of the group.

Equity investments held in the Environmental Trust funds, previously classified as available for sale investments and measured at FVTOCI have been reclassified to FVTPL on initial adoption of IFRS 9. Equity investments held for strategic purposes are measured at FVTOCI with no recycling of profits or losses on disposal of the investments.

On 1 January 2018 management classified its financial instruments into the appropriate IFRS 9 categories.

Upon adoption of IFRS 9, available for sale reserve of $43m was transferred to the FVTOCI reserve -$33m and to accumulated losses -$10m in respect of equity investments at FVTOCI and FVTPL respectively. Refer statement of changes in equity for reclassifications.

The Financial Instruments accounting policy applicable from 1 January 2018:
Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

On initial recognition, a financial asset is classified as measured at:

•	amortised cost;

•	Fair value through other comprehensive income (FVTOCI) - equity instruments; or

•	FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments
Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings (accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVPL are recognised in other gains or losses in the statement of profit or loss as applicable.

Impairment of financial assets

Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month ECL.
.

Impact of IFRS 16 Leases issued but not yet adopted

IFRS 16 Leases, with an effective date of 1 January 2019, is likely to affect future financial reporting and management is still in the process of assessing all of the potential consequences arising out of the adoption of this standard. With the removal of the operating lease classification, leases that are within the scope of IFRS 16 will result in increases in assets and liabilities. We expect a likely increase in the depreciation expense and also an increase in cash flows from operating activities as the lease payments will be recorded as financing outflows in our cash flow statement. Management expects that the mining and drilling contracts which are not classified as finance leases under the current accounting standards (IAS 17 and IFRIC 4), will potentially have the most impact on the group’s results on adoption of IFRS 16.

17 Announcements

AngloGold Ashanti completed sales of Moab Khotsong and Kopanang Mines - On 2 March 2018, AngloGold Ashanti announced that all conditions precedent have been fulfilled with respect to the sale of the Moab Khotsong Mine and related assets and liabilities to Harmony Gold Mining Company Limited, and the separate sale of Kopanang Mine and related assets and liabilities to Heaven Sent SA Sunshine Investment Company Limited as announced on 19 October 2017. Both transactions closed on 28 February 2018.

AngloGold Ashanti provides update on company leadership change and CEO search - On 16 April 2018, the Board of AngloGold Ashanti announced the resignation of Srinivasan Venkatakrishnan, who after 18 years with the Company, with the last five years as Chief Executive Officer, has accepted an offer to become CEO of Vedanta Resources Plc, the diversified resources group. He will remain in his current role until 30 August 2018.

Settlement of Silicosis and TB class action - On 3 May 2018, Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre (representing claimants in the silicosis and tuberculosis class action litigation) and the Occupational Lung Disease Working Group (representing African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) announced that they have reached a settlement in this matter. The agreement is still subject to ratification by the high court.

AngloGold Ashanti announces change to Board of Directors - On 15 May 2018, shareholders were advised of the resignation of Ms. Sindiswa Zilwa, as a non-executive director, with effect from 15 May 2018, for personal reasons.

AngloGold Ashanti to restructure South African cost base to ensure viability of retained assets - On 23 May 2018, AngloGold Ashanti announced that it had made the decision to begin a consultation process with employees in line with section 189 and 189A of the Labour Relations Act, with respect to restructuring its cost base to match and support a smaller operating footprint in South Africa. The current restructuring process contemplates some 2,000 roles across AngloGold Ashanti's South African business, which currently employees roughly 8,200 people.

Ghana Parliament ratifies Obuasi agreements - On 22 June 2018, AngloGold Ashanti advised that the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the Obuasi Gold Mine into a modern, productive mining operation.

Obuasi environmental permits received - On 27 June 2018, AngloGold Ashanti advised that Ghana's Environmental Protection Agency had issued environmental permits for the Obuasi Gold Mine, another important milestone paving the way for the redevelopment of this large high-grade ore body. The environmental permits relate to the Obuasi Redevelopment Project and its associated Tailings and Water infrastructure. The award of the permits follows the Parliamentary ratifications of the regulatory and fiscal agreements that cover the redevelopment of the Obuasi Gold Mine.

Kelvin Dushnisky appointed as CEO and Executive Director - On 23 July 2018, Anglogold Ashanti announced the appointment of Kelvin Dushnisky as chief executive officer and executive director of the Board of Directors of Anglogold Ashanti, effective 1 September 2018. He joins from Barrick Gold Corporation, where he holds the role of President and Executive Director.

18 Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa. The following is condensed consolidating financial information for the Company as of 30 June 2018, 2017 and 31 December 2017 and for the six months ended 30 June 2018, 2017 and for the year ended 31 December 2017, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Condensed consolidating statements of income for the six months ended 30 June 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	280	—	1,722	—	2,002
Cost of sales	(295)	—	(1,307)	—	(1,602)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	3	7	10
Gross profit (loss)	(15)	—	418	7	410
Corporate administration, marketing and other income (expenses)	(28)	(2)	1	(8)	(37)
Exploration and evaluation costs	(3)	—	(43)	—	(46)
Other operating income (expenses)	(24)	—	(33)	—	(57)
Special items	(13)	(2)	(139)	3	(151)
Operating profit (loss)	(83)	(4)	204	2	119
Interest income	—	2	7	—	9
Exchange gain (loss)	—	—	3	—	3
Finance costs and unwinding of obligations	(13)	(53)	(19)	—	(85)
Share of associates and joint ventures’ profit (loss)	6	—	32	2	40
Equity gain (loss) in subsidiaries	53	304	—	(357)	—
Profit (loss) before taxation	(37)	249	227	(353)	86
Taxation	70	—	(113)	—	(43)
Profit (loss) after taxation	33	249	114	(353)	43
Preferred stock dividends	—	—	—	—	—
Profit (loss) for the period	33	249	114	(353)	43
Allocated as follows:
Equity shareholders	33	249	104	(353)	33
Non-controlling interests	—	—	10	—	10
	33	249	114	(353)	43

Comprehensive income (loss)	(44)	227	124	(341)	(34)
Comprehensive (income) loss attributable to non-controlling interests	—	—	(10)	—	(10)
Comprehensive income (loss) attributable to AngloGold Ashanti	(44)	227	114	(341)	(44)

Condensed consolidating statements of income for the six months ended 30 June 2017 (restated)

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	484	—	1,637	(8)	2,113
Cost of sales	(515)	—	(1,276)	1	(1,790)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	3	(1)	2
Gross profit (loss)	(31)	—	364	(8)	325
Corporate administration, marketing and other income (expenses)	(9)	(2)	—	(24)	(35)
Exploration and evaluation costs	(6)	—	(56)	—	(62)
Other operating income (expenses)	(4)	—	(36)	—	(40)
Special items	(251)	(5)	—	3	(253)
Operating profit (loss)	(301)	(7)	272	(29)	(65)
Interest income	1	2	5	—	8
Exchange gain (loss)	—	—	(4)	—	(4)
Finance costs and unwinding of obligations	(10)	(53)	(20)	—	(83)
Share of associates and joint ventures’ profit (loss)	3	—	(12)	—	(9)
Equity gain (loss) in subsidiaries	51	235	—	(286)	—
Profit (loss) before taxation	(256)	177	241	(315)	(153)
Taxation	84	—	(96)	—	(12)
Profit (loss) after taxation	(172)	177	145	(315)	(165)
Preferred stock dividends	(4)	—	(4)	8	—
Profit (loss) for the period	(176)	177	141	(307)	(165)
Allocated as follows:
Equity shareholders	(176)	177	130	(307)	(176)
Non-controlling interests	—	—	11	—	11
	(176)	177	141	(307)	(165)

Comprehensive income (loss)	(87)	181	157	(327)	(76)
Comprehensive loss (income) attributable to non-controlling interests	—	—	(11)	—	(11)
Comprehensive income (loss) attributable to AngloGold Ashanti	(87)	181	146	(327)	(87)

Condensed consolidating statements of income for the year ended 31 December 2017 (restated)

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Revenue from product sales	1,001	—	3,539	(30)	4,510
Cost of sales	(1,030)	—	(2,707)	1	(3,736)
Gain (loss) on non-hedge derivatives and other commodity contracts	—	—	11	(1)	10
Gross profit (loss)	(29)	—	843	(30)	784
Corporate administration, marketing and other income (expenses)	(7)	(7)	(2)	(48)	(64)
Exploration and evaluation costs	(10)	—	(104)	—	(114)
Other operating income (expenses)	(9)	—	(79)	—	(88)
Special items	(414)	(6)	(27)	9	(438)
Operating profit (loss)	(469)	(13)	631	(69)	80
Interest income	1	3	11	—	15
Exchange gain (loss)	—	1	(12)	—	(11)
Finance costs and unwinding of obligations	(22)	(107)	(40)	—	(169)
Share of associates and joint ventures’ profit (loss)	13	—	9	—	22
Equity gain (loss) in subsidiaries	212	447	—	(659)	—
Profit (loss) before taxation	(265)	331	599	(728)	(63)
Taxation	104	—	(212)	—	(108)
Profit (loss) after taxation	(161)	331	387	(728)	(171)
Preferred stock dividends	(30)	—	—	30	—
Profit (loss) for the period	(191)	331	387	(698)	(171)
Allocated as follows:
Equity shareholders	(191)	331	367	(698)	(191)
Non-controlling interests	—	—	20	—	20
	(191)	331	387	(698)	(171)

Comprehensive income (loss)	(37)	365	422	(767)	(17)
Comprehensive loss (income) attributable to non-controlling interests	—	—	(20)	—	(20)
Comprehensive income (loss) attributable to AngloGold Ashanti	(37)	365	402	(767)	(37)

Condensed consolidating statement of financial position as at 30 June 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible assets	656	—	2,822	—	3,478
Intangible assets	—	—	132	(1)	131
Investments in associates and joint ventures	2,357	4,294	1,359	(6,506)	1,504
Other investments	1	9	142	(2)	150
Inventories	1	—	90	—	91
Trade and other receivables	—	—	73	—	73
Deferred taxation	—	—	5	—	5
Cash restricted for use	—	—	34	—	34
	3,015	4,303	4,657	(6,509)	5,466
Current Assets
Other investments	—	6	—	—	6
Inventories, trade and other receivables, intergroup balances and other current assets	386	335	1,184	(1,007)	898
Cash restricted for use	—	—	19	—	19
Cash and cash equivalents	3	96	116	—	215
	389	437	1,319	(1,007)	1,138

Total assets	3,404	4,740	5,976	(7,516)	6,604

EQUITY AND LIABILITIES
Share capital and premium	7,157	6,172	821	(6,993)	7,157
(Accumulated losses) retained earnings and other reserves	(4,552)	(3,397)	1,442	1,955	(4,552)
Shareholders' equity	2,605	2,775	2,263	(5,038)	2,605
Non-controlling interests	—	—	36	—	36
Total equity	2,605	2,775	2,299	(5,038)	2,641

Non-current liabilities	301	1,733	1,310	—	3,344
Current liabilities including intergroup balances	498	232	2,367	(2,478)	619
Total liabilities	799	1,965	3,677	(2,478)	3,963

Total equity and liabilities	3,404	4,740	5,976	(7,516)	6,604

Condensed consolidating statement of financial position as at 30 June 2017

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible assets	1,103	—	3,002	—	4,105
Intangible assets	3	—	149	(2)	150
Investments in associates and joint ventures	2,180	3,509	1,346	(5,571)	1,464
Other investments	2	6	133	(2)	139
Inventories	—	—	87	—	87
Trade and other receivables	—	—	35	—	35
Deferred taxation	—	—	5	—	5
Cash restricted for use	—	—	37	—	37
	3,288	3,515	4,794	(5,575)	6,022
Current Assets
Other investments	—	7	—	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	457	971	1,166	(1,626)	968
Cash restricted for use	—	1	18	—	19
Cash and cash equivalents	17	23	124	—	164
	474	1,002	1,308	(1,626)	1,158

Total assets	3,762	4,517	6,102	(7,201)	7,180

EQUITY AND LIABILITIES
Share capital and premium	7,124	6,172	824	(6,996)	7,124
(Accumulated losses) retained earnings and other reserves	(4,522)	(3,654)	735	2,919	(4,522)
Shareholders' equity	2,602	2,518	1,559	(4,077)	2,602
Non-controlling interests	—	—	31	—	31
Total equity	2,602	2,518	1,590	(4,077)	2,633

Non-current liabilities	531	1,871	1,409	—	3,811
Current liabilities including intergroup balances	629	128	3,103	(3,124)	736
Total liabilities	1,160	1,999	4,512	(3,124)	4,547

Total equity and liabilities	3,762	4,517	6,102	(7,201)	7,180

Condensed consolidating statement of financial position as at 31 December 2017

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

ASSETS
Non-current assets
Tangible assets	739	—	3,003	—	3,742
Intangible assets	1	—	139	(2)	138
Investments in associates and joint ventures	2,371	4,376	1,371	(6,611)	1,507
Other investments	2	6	125	(2)	131
Inventories	—	—	100	—	100
Trade and other receivables	—	—	67	—	67
Deferred taxation	—	—	4	—	4
Cash restricted for use	—	—	37	—	37
	3,113	4,382	4,846	(6,615)	5,726
Current Assets
Other investments	—	6	1	—	7
Inventories, trade and other receivables, intergroup balances and other current assets	471	250	1,166	(982)	905
Cash restricted for use	—	1	27	—	28
Cash and cash equivalents	11	21	173	—	205
	482	278	1,367	(982)	1,145
Non-current assets held for sale	310	—	38	—	348
	792	278	1,405	(982)	1,493

Total assets	3,905	4,660	6,251	(7,597)	7,219

EQUITY AND LIABILITIES
Share capital and premium	7,134	6,172	824	(6,996)	7,134
(Accumulated losses) retained earnings and other reserves	(4,471)	(3,491)	1,619	1,872	(4,471)
Shareholders' equity	2,663	2,681	2,443	(5,124)	2,663
Non-controlling interests	—	—	41	—	41
Total equity	2,663	2,681	2,484	(5,124)	2,704

Non-current liabilities	527	1,764	1,369	—	3,660
Current liabilities including intergroup balances	591	215	2,396	(2,473)	729
Non-current liabilities held for sale	124	—	2	—	126
Total liabilities	1,242	1,979	3,767	(2,473)	4,515

Total equity and liabilities	3,905	4,660	6,251	(7,597)	7,219

Condensed consolidating statements of cash flows for the six months ended 30 June 2018

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(126)	(6)	491	9	368
Net movement in intergroup receivables and payables	75	(64)	(13)	2	—
Dividends received from joint ventures	—	49	—	—	49
Taxation refund	—	—	—	—	—
Taxation paid	—	—	(96)	—	(96)
Net cash inflow (outflow) from operating activities	(51)	(21)	382	11	321

Cash flows from investing activities
Capital expenditure	(35)	—	(258)	—	(293)
Expenditure on intangible assets	—	—	—	—	—
Proceeds from disposal of tangible assets	303	—	1	6	310
Other investments acquired	—	—	(54)	—	(54)
Proceeds from disposal of other investments	—	—	76	—	76
Investments in associates and joint ventures	—	—	(5)	—	(5)
Net loans repaid by (advanced to) associates and joint ventures	—	(3)	—	—	(3)
Reduction in investment in subsidiary	—	—	—	—	—
Disposal (acquisition) of subsidiaries	—	(6)	6	—	—
Cash payment to settle the sale of environmental trust fund	(32)	—	—	—	(32)
Decrease (increase) in cash restricted for use	—	1	9	(1)	9
Interest received	—	1	6	—	7
Net cash inflow (outflow) from investing activities	236	(7)	(219)	5	15

Cash flows from financing activities
Reduction in share capital	—	—	—	—	—
Proceeds from borrowings	191	45	47	—	283
Repayment of borrowings	(377)	(80)	(43)	—	(500)
Finance costs paid	(7)	(51)	(8)	—	(66)
Dividends paid	(24)	—	(15)	—	(39)
Intergroup dividends received (paid)	25	189	(215)	1	—
Net cash inflow (outflow) from financing activities	(192)	103	(234)	1	(322)

Net increase (decrease) in cash and cash equivalents	(7)	75	(71)	17	14
Translation	(1)	—	14	(17)	(4)
Cash and cash equivalents at beginning of period	11	21	173	—	205
Cash and cash equivalents at end of period	3	96	116	—	215

Condensed consolidating statements of cash flows for the six months ended 30 June 2017

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(15)	(5)	434	3	417
Net movement in intergroup receivables and payables	16	(112)	110	(14)	—
Dividends received from joint ventures	—	—	—	—	—
Taxation refund	—	—	11	—	11
Taxation paid	—	—	(107)	—	(107)
Net cash inflow (outflow) from operating activities	1	(117)	448	(11)	321

Cash flows from investing activities
Capital expenditure	(80)	—	(310)	—	(390)
Expenditure on intangible assets	—	—	(1)	—	(1)
Proceeds from disposal of tangible assets	2	—	—	—	2
Other investments acquired	—	(5)	(49)	—	(54)
Proceeds from disposal of other investments	—	—	46	—	46
Investments in associates and joint ventures	—	(15)	(7)	2	(20)
Net loans repaid by (advanced to) associates and joint ventures	—	(3)	2	(2)	(3)
Reduction in investment in subsidiary	42	—	—	(42)	—
Interest received	1	1	6	—	8
Net cash inflow (outflow) from investing activities	(35)	(22)	(313)	(42)	(412)

Cash flows from financing activities
Reduction in share capital	—	(43)	—	43	—
Proceeds from borrowings	138	110	83	—	331
Repayment of borrowings	(85)	(40)	(42)	—	(167)
Finance costs paid	(7)	(51)	(9)	—	(67)
Dividends paid	(39)	—	(19)	—	(58)
Intergroup dividends received (paid)	—	154	(154)	—	—
Net cash inflow (outflow) from financing activities	7	130	(141)	43	39

Net increase (decrease) in cash and cash equivalents	(27)	(9)	(6)	(10)	(52)
Translation	—	—	(9)	10	1
Cash and cash equivalents at beginning of period	44	32	139	—	215
Cash and cash equivalents at end of period	17	23	124	—	164

Condensed consolidating statements of cash flow for the year ended 31 December 2017

US Dollar million	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")

Cash flows from operating activities
Cash generated from (used by) operations	(5)	(15)	1,168	3	1,151
Net movement in intergroup receivables and payables	10	(102)	123	(31)	—
Dividends received from joint ventures	—	6	—	—	6
Taxation refund	3	—	11	—	14
Taxation paid	—	—	(174)	—	(174)
Net cash inflow (outflow) from operating activities	8	(111)	1,128	(28)	997

Cash flows from investing activities
Capital expenditure	(143)	—	(686)	—	(829)
Expenditure on intangible assets	(1)	—	—	—	(1)
Proceeds from disposal of tangible assets	3	—	4	—	7
Other investments acquired	—	(5)	(86)	—	(91)
Proceeds from disposal of other investments	—	—	75	3	78
Investments in associates and joint ventures	—	(15)	(14)	2	(27)
Net loans repaid by (advanced to) associates and joint ventures	—	(6)	2	(2)	(6)
Reduction in investment in subsidiary	42	—	—	(42)	—
Disposal (acquisition) of subsidiaries	—	(2)	2	—	—
Decrease (increase) in cash restricted for use	—	—	(8)	—	(8)
Interest received	1	3	11	—	15
Net cash inflow (outflow) from investing activities	(98)	(25)	(700)	(39)	(862)

Cash flows from financing activities
Reduction in share capital	—	(43)	—	43	—
Proceeds from borrowings	539	155	121	—	815
Repayment of borrowings	(428)	(170)	(169)	—	(767)
Finance costs paid	(15)	(103)	(20)	—	(138)
Dividends paid	(39)	—	(19)	—	(58)
Intergroup dividends received (paid)	—	286	(286)	—	—
Net cash inflow (outflow) from financing activities	57	125	(373)	43	(148)

Net increase (decrease) in cash and cash equivalents	(33)	(11)	55	(24)	(13)
Translation	—	—	(21)	24	3
Cash and cash equivalents at beginning of year	44	32	139	—	215
Cash and cash equivalents at end of year	11	21	173	—	205

By order of the Board

SM PITYANA S VENKATAKRISHNAN                     KC RAMON
Chairman Chief Executive Officer                    Chief Financial Officer

16 August 2018

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, "all-in costs", "all-in-costs per ounce", "Net debt" and "Adjusted EBITDA" have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs” and "all-in costs". The calculation of total cash costs, total cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.  However, we believe that total cash costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows
• the trend in costs as the mine matures over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received / Price received per ounce

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,922	2,032	4,356
Adjusted for non-controlling interests	(45)	(53)	(103)
	1,877	1,979	4,253
Associates and joint ventures' share of gold income including realised non-hedge derivatives	286	216	453
Attributable gold income including realised non-hedge derivatives	2,163	2,195	4,706

Attributable gold sold - oz (000)	1,651	1,784	3,761
Price received per unit - $/oz	1,310	1,231	1,251

B    Adjusted EBITDA (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	86	(153)	(63)
Add back :
Finance costs and unwinding of obligations	85	83	169
Interest received	(9)	(8)	(15)
Amortisation of tangible and intangible assets	297	392	823

Adjustments :
Other (gains) losses	(3)	4	11
Impairment and derecognition of assets (note 5)	94	115	297
Impairment of other investments (note 5)	—	1	3
Write-down of inventories (note 5)	1	3	3
Retrenchment and related costs	33	76	90
Care and maintenance (note 4)	47	28	62
Net (profit) loss on disposal of assets (note 5)	22	(1)	(8)
(Gain) loss on non-hedge derivatives and other commodity contracts	(10)	(2)	(10)
Associates and joint ventures' special items	(2)	—	(2)
Associates and joint ventures - adjustments for amortisation, interest, taxation and other	71	61	116
Other amortisation	11	11	7
Adjusted EBITDA	723	610	1,483

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

C    Net debt

	As at	As at	As at
	Jun	Jun	Dec
	2018	2017	2017
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - long-term portion	2,004	2,312	2,230
Borrowings - short-term portion	47	54	38
Total borrowings	2,051	2,366	2,268
Corporate office lease	(13)	(16)	(15)
Unamortised portion of the convertible and rated bonds	16	21	18
Cash restricted for use	(53)	(56)	(65)
Cash and cash equivalents	(215)	(164)	(205)
Net debt	1,786	2,151	2,001

D	Summary of operations by mine
	For the six months ended 30 June 2018

	Operations in South Africa
	(in $ millions, except as otherwise noted)

		Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
	All-in sustaining costs
	Cost of sales per segmental information(5)	28	48	76	171	—	171	104	—	352	(8)
	By product revenue	(2)	(4)	(6)	—	—	—	—	—	(6)	—
	Amortisation of tangible and intangible assets	—	—	—	(33)	—	(33)	(9)	—	(42)	(2)
	Adjusted for decommissioning amortisation	—	—	—	1	—	1	(1)	—	—	—
	Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	38
	Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	1	1	—
	Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	—
	Total sustaining capital expenditure	—	7	7	24	—	24	7	—	37	1
	Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
	All-in sustaining costs	26	51	77	163	—	163	100	1	341	28
	Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	26	51	77	163	—	163	100	1	341	28
	Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(1)	(1)	—
	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	51	77	163	—	163	100	—	340	28

	All-in sustaining costs	26	51	77	163	—	163	100	1	341	28
	Non-sustaining Project capex	—	—	—	3	—	3	—	—	3	—
	Technology improvements	—	—	—	—	—	—	—	3	3	—
	Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	—
	Care and maintenance	—	—	—	—	—	—	—	19	19	—
	Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	1	1	4
	All-in costs	26	51	77	166	—	166	100	24	368	32
	Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	—
	All-in costs adjusted for non-controlling interests and non-gold producing companies	26	51	77	166	—	166	100	24	368	32
	Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(1)	(1)	—
	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	51	77	166	—	166	100	23	367	32

	Gold sold - oz (000)(2)	13	41	53	120	—	120	87	—	261	—

	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	2,076	1,250	1,445	1,359	—	1,359	1,146	—	1,306	—
	All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	2,076	1,250	1,445	1,387	—	1,387	1,146	—	1,408	—

	(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
	(2)	Attributable portion.
	(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

	(3)	Corporate includes non-gold producing subsidiaries.
	(5)	Refer - Segmental information.

For the six months ended 30 June 2018

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	28	48	76	171	—	171	104	—	352	(8)
By product revenue	(2)	(4)	(6)	—	—	—	—	—	(6)	—
Inventory change	—	(1)	(2)	—	—	—	(2)	—	(4)	—
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	—	—	—	(33)	—	(33)	(9)	—	(42)	(2)
Rehabilitation and other non-cash costs	(1)	(1)	(2)	(1)	1	(1)	—	—	(3)	—
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	25	42	67	137	1	137	92	—	296	(10)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	25	42	67	137	1	137	92	—	296	(10)

Gold produced - oz (000) (2)	12	39	51	119	—	119	87	—	257	—

Total cash costs per unit - $/oz(3)	2,007	1,086	1,307	1,147	—	1,153	1,061	—	1,152	—

For the six months ended 30 June 2018

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	195	19	36	250	117	(4)	139	284	2	538
By product revenue	—	—	—	(1)	—	—	—	(1)	—	(1)
Amortisation of tangible and intangible assets	(75)	(3)	(5)	(82)	(14)	—	(19)	(66)	(1)	(100)
Adjusted for decommissioning amortisation	—	2	—	2	—	—	—	1	—	1
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—	—	2	3	—	5
Total sustaining capital expenditure	31	2	—	33	18	—	2	25	—	45
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	151	20	32	203	122	(4)	124	246	1	488
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(19)	—	—	(19)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	151	20	32	203	122	(4)	105	246	1	470
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	151	20	32	203	122	(4)	105	246	1	470

All-in sustaining costs	151	20	32	203	122	(4)	124	246	1	488
Non-sustaining Project capex	8	—	—	8	—	4	48	—	—	52
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	—	5	—	—	5
Care and maintenance costs	—	—	—	—	—	28	—	—	—	28
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
All-in costs	160	20	32	211	122	28	177	246	1	574
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(27)	—	—	(27)
All-in costs adjusted for non-controlling interests and non-gold producing companies	160	20	32	211	122	28	150	246	1	548
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	160	20	32	211	122	28	150	246	1	548

Gold sold - oz (000)(2)	173	15	30	218	132	—	127	239	—	498

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	876	1,319	1,050	930	928	—	826	1,030	—	943
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	926	1,319	1,051	971	928	—	1,179	1,030	—	1,099

For the six months ended 30 June 2018

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa Other	Subsidiaries
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	195	19	36	250	117	(4)	139	284	2	538
By product revenue	—	—	—	(1)	—	—	—	(1)	—	(1)
Inventory change	(2)	—	—	(2)	(5)	—	(2)	(12)	—	(20)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible assets	(75)	(3)	(5)	(82)	(14)	—	(19)	(66)	—	(99)
Rehabilitation and other non-cash costs	(1)	—	(1)	(2)	—	4	2	(1)	—	5
Retrenchment costs	—	—	(1)	(1)	—	—	—	—	—	—
Total cash costs	118	16	30	162	98	—	119	204	—	422
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(18)	—	—	(18)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	118	16	30	162	98	—	101	204	—	404

Gold produced - oz (000) (2)	168	14	30	213	126	—	127	229	—	482

Total cash costs per unit - $/oz(3)	699	1,075	980	765	781	—	798	891	—	839

For the six months ended 30 June 2018

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	149	132	10	291	179	188	64	(1)	430
By product revenue	—	(1)	—	(1)	(65)	(7)	—	—	(72)
Amortisation of tangible and intangible assets	(21)	(38)	(3)	(63)	(24)	(47)	(18)	—	(89)
Adjusted for decommissioning amortisation	1	—	—	1	(4)	(3)	(2)	—	(9)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	2	2	—	4	1	2	2	—	5
Total sustaining capital expenditure	36	44	—	79	15	44	15	1	75
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	165	139	6	311	103	177	60	1	341
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	(1)	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	165	139	6	311	95	177	60	(1)	332
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	165	139	6	311	95	177	60	(1)	332

All-in sustaining costs	165	139	6	311	103	177	60	1	341
Non-sustaining Project capex	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	9	9	—	1	—	15	16
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	6	—	(1)	5
All-in costs	165	139	15	319	103	184	60	14	362
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(8)	—	—	—	(8)
All-in costs adjusted for non-controlling interests and non-gold producing companies	165	139	15	319	95	184	60	14	354
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	165	139	15	319	95	184	60	14	354

Gold sold - oz (000)(2)	147	148	—	296	145	177	56	—	378

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,124	938	—	1,052	657	999	1,075	—	877
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,124	938	—	1,081	657	1,038	1,079	—	936

For the six months ended 30 June 2018

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	149	132	10	291	179	188	64	(1)	430
By product revenue	—	(1)	—	(1)	(65)	(7)	—	—	(72)
Inventory change	7	5	—	13	(10)	(2)	(1)	—	(14)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(21)	(38)	(3)	(63)	(24)	(47)	(18)	—	(89)
Rehabilitation and other non-cash costs	2	2	—	3	(5)	2	1	—	(2)
Retrenchment costs	—	—	—	—	(1)	(1)	—	—	(2)
Total cash costs	136	100	6	242	74	133	44	(1)	251
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	136	100	6	242	69	133	44	(1)	245

Gold produced - oz (000) (2)	153	153	—	306	140	175	55	—	370

Total cash costs per unit - $/oz(3)	888	655	—	790	489	761	802	—	662

For the six months ended 30 June 2018

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(5)	250	1,602
By product revenue	(1)	(80)
Amortisation of tangible and intangible assets	(82)	(297)
Adjusted for decommissioning amortisation	2	(7)
Corporate administration and marketing related to current operations	—	38
Inventory writedown to net realisable value and other stockpile adjustments	—	1
Sustaining exploration and study costs	—	15
Total sustaining capital expenditure	33	238
Amortisation relating to inventory	—	—
All-in sustaining costs	203	1,509
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(27)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	203	1,482
Adjusted for stockpile write-offs	—	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	203	1,481

All-in sustaining costs	203	1,509
Non-sustaining Project capex	8	56
Technology improvements	—	3
Non-sustaining exploration and study costs	1	30
Care and maintenance costs	—	47
Corporate and social responsibility costs not related to current operations	—	10
All-in costs	211	1,656
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(34)
All-in costs adjusted for non-controlling interests and non-gold producing companies	211	1,622
Adjusted for stockpile write-offs	—	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	211	1,621

Gold sold - oz (000)(2)	218	1,433
	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	930	1,034
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	971	1,131

For the six months ended 30 June 2018

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(5)	250	1,602
By product revenue	(1)	(80)
Inventory change	(2)	(25)
Amortisation of intangible assets	—	(2)
Amortisation of tangible assets	(82)	(294)
Rehabilitation and other non-cash costs	(2)	3
Retrenchment costs	(1)	(2)
Total cash costs	162	1,202
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(24)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	162	1,178

Gold produced - oz (000)(2)	213	1,415

Total cash costs per unit - $/oz(3)	765	832

For the six months ended 30 June 2017

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
All-in sustaining costs
Cost of sales per segmental information(5)	78	140	217	138	109	247	98	(1)	563	(2)
By product revenue	(3)	(4)	(7)	—	—	—	—	—	(8)	—
Amortisation of tangible and intangible assets	(9)	(23)	(33)	(26)	(14)	(40)	(7)	—	(80)	(2)
Adjusted for decommissioning amortisation	—	—	—	—	—	—	—	—	—	(1)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	34
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	2	2	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	—
Total sustaining capital expenditure	8	19	27	24	13	37	4	2	70	1
Amortisation relating to inventory	—	—	—	—	—	—	(1)	—	(1)	—
All-in sustaining costs	74	131	204	136	108	244	94	3	545	30
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	2
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	74	131	204	136	108	244	94	3	545	32
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(2)	(2)	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	131	204	136	108	244	94	1	543	32

All-in sustaining costs	74	131	204	136	108	244	94	3	545	30
Non-sustaining Project capex	—	—	—	11	—	11	—	—	11	—
Technology improvements	—	—	—	—	—	—	—	6	6	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	4
All-in costs	74	131	205	147	108	255	94	9	562	35
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	74	131	205	147	108	255	94	9	562	37
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(2)	(2)	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	131	205	147	108	255	94	7	560	37

Gold sold - oz (000)(2)	44	131	175	106	58	164	93	5	438	—
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,682	998	1,169	1,278	1,858	1,482	1,008	—	1,259	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,682	1,000	1,170	1,384	1,858	1,551	1,008	—	1,299	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

For the six months ended 30 June 2017

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Total cash costs
Cost of sales per segmental information(5)	78	140	217	138	109	247	98	(1)	563	(2)
By product revenue	(3)	(4)	(7)	—	—	—	—	—	(8)	—
Inventory change	—	—	—	—	—	(1)	(2)	—	(3)	—
Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)	—
Amortisation of tangible assets	(9)	(23)	(32)	(25)	(14)	(40)	(7)	—	(79)	(1)
Rehabilitation and other non-cash costs	(1)	(1)	(2)	(1)	—	(1)	—	—	(3)	—
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	64	110	174	111	94	205	89	2	470	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	6
Total cash costs adjusted for non-controlling interests and non-gold producing companies	64	110	174	111	94	205	89	2	470	2

Gold produced - oz (000) (2)	44	130	174	106	57	163	92	5	435	—
	—	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	1,472	846	1,003	1,046	1,639	1,255	970	—	1,092	—

For the six months ended 30 June 2017

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint Ventures	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	182	15	32	228	97	(1)	180	237	1	514
By product revenue	—	—	—	—	—	—	—	(1)	—	(1)
Amortisation of tangible and intangible assets	(63)	(2)	(5)	(70)	(13)	—	(28)	(105)	(1)	(147)
Adjusted for decommissioning amortisation	—	1	—	2	—	—	—	1	—	1
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	1	1	—	—	4	8	—	12
Total sustaining capital expenditure	39	1	1	41	26	—	6	75	—	108
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	157	14	29	201	110	(1)	163	215	—	486
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(24)	—	—	(24)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	157	14	29	201	110	(1)	139	215	—	462
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	157	14	29	201	110	(1)	139	215	—	462

All-in sustaining costs	157	14	29	201	110	(1)	163	215	—	486
Non-sustaining Project capex	19	—	—	20	—	—	22	—	—	22
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	—	—	—	—	—
Care and maintenance costs	—	—	—	—	—	28	—	—	—	28
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	1	—	—	(1)	—
All-in costs	177	14	29	221	110	28	185	215	(1)	537
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(28)	—	—	(28)
All-in costs adjusted for non-controlling interests and non-gold producing companies	177	14	29	221	110	28	157	215	(1)	510
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	177	14	29	221	110	28	156	215	(1)	510

Gold sold - oz (000)(2)	133	12	30	176	108	2	173	228	—	511
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,185	1,196	943	1,144	1,035	—	795	938	—	904
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,336	1,196	959	1,261	1,035	—	903	938	—	998

For the six months ended 30 June 2017

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint ventures	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	182	15	32	228	97	(1)	180	237	1	514
By product revenue	—	—	—	—	—	—	—	(1)	—	(1)
Inventory change	(3)	—	1	(3)	(1)	—	(17)	—	—	(18)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible assets	(63)	(2)	(5)	(70)	(12)	—	(28)	(105)	—	(146)
Rehabilitation and other non-cash costs	(5)	—	—	(6)	7	2	(3)	(4)	—	3
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	110	12	26	149	90	1	132	127	—	351
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(20)	—	—	(20)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	110	12	26	149	90	1	112	127	—	331

Gold produced - oz (000) (2)	127	12	31	169	107	2	157	229	—	495

Total cash costs per unit - $/oz(3)	870	993	862	877	847	—	712	555	—	668

For the six months ended 30 June 2017

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	119	120	11	250	194	199	73	—	465
By product revenue	—	(1)	—	(1)	(62)	(8)	—	—	(70)
Amortisation of tangible and intangible assets	(13)	(33)	(7)	(53)	(34)	(57)	(20)	1	(110)
Adjusted for decommissioning amortisation	—	1	—	1	1	—	—	—	1
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	1	1	—	—	—	—	—
Sustaining exploration and study costs	1	3	3	7	1	6	3	4	14
Total sustaining capital expenditure	18	48	—	66	27	63	21	3	114
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	125	138	8	271	126	203	77	8	414
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	4	4	(10)	—	—	(5)	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	125	138	12	275	116	203	77	3	399
Adjusted for stockpile write-offs	—	—	(1)	(1)	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	125	138	11	274	116	203	76	3	399

All-in sustaining costs	125	138	8	271	126	203	77	8	414
Non-sustaining exploration and study costs	—	—	—	—	—	1	—	—	1
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	4	4	2	2	—	18	22
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	5	1	1	7
All-in costs	125	138	12	275	128	211	78	27	444
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	4	4	(10)	—	—	—	(10)
All-in costs adjusted for non-controlling interests and non-gold producing companies	125	138	16	279	118	211	78	27	434
Adjusted for stockpile write-offs	—	—	(1)	(1)	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	125	138	15	278	118	211	78	27	434

Gold sold - oz (000) (2)	108	146	—	254	150	204	58	—	412
	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz (3)	1,164	946	—	1,083	787	1,000	1,304	—	965
All-in cost per unit (excluding stockpile write-offs) - $/oz (3)	1,164	946	—	1,099	801	1,038	1,329	—	1,049

For the six months ended 30 June 2017

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	119	120	11	250	194	199	73	—	465
By produict revenue	—	(1)	—	(1)	(62)	(8)	—	—	(70)
Inventory change	—	1	1	2	(18)	(4)	(2)	—	(24)
Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)
Amortisation of tangible assets	(13)	(33)	(7)	(53)	(34)	(56)	(20)	—	(110)
Rehabilitation and other non-cash costs	(1)	(2)	(1)	(4)	(6)	(2)	—	—	(8)
Retrenchment costs	—	—	—	—	(1)	(1)	—	(1)	(3)
Total cash costs	105	85	3	193	74	126	50	—	250
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(6)	—	—	—	(6)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	105	85	3	193	68	126	50	—	244

Gold produced - oz (000) (2)	107	148	—	255	139	197	57	—	393
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	977	575	—	775	491	642	876	—	622

For the six months ended 30 June 2017

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(5)	228	1,790
By product revenue	—	(81)
Amortisation of tangible and intangible assets	(70)	(393)
Adjusted for decommissioning amortisation	2	2
Corporate administration and marketing related to current operations	—	34
Inventory writedown to net realisable value and other stockpile adjustments	—	3
Sustaining exploration and study costs	1	32
Total sustaining capital expenditure	41	359
Amortisation relating to inventory	—	(1)
All-in sustaining costs	201	1,746
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(33)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	201	1,713
Adjusted for stockpile write-offs	—	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	201	1,710

All-in sustaining costs	201	1,746
Non-sustaining Project capex	20	34
Technology improvements	—	6
Non-sustaining exploration and study costs	1	27
Care and maintenance costs	—	28
Corporate and social responsibility costs not related to current operations	—	12
All-in costs	221	1,854
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(32)
All-in costs adjusted for non-controlling interests and non-gold producing companies	221	1,822
Adjusted for stockpile write-offs	—	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	221	1,819

Gold sold - oz (000)(2)	176	1,608

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,144	1,063
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,261	1,131

For the six months ended 30 June 2017

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(5)	228	1,790
By product revenue	—	(81)
Inventory change	(3)	(43)
Amortisation of intangible assets	—	(3)
Amortisation of tangible assets	(70)	(389)
Rehabilitation and other non-cash costs	(6)	(13)
Retrenchment costs	—	(3)
Total cash costs	149	1,259
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(20)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	149	1,239

Gold produced - oz (000)(2)	169	1,572

Total cash costs per unit - $/oz(3)	877	788

For the year ended 31 December 2017

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	Tau Tona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
All-in sustaining costs
Cost of sales per segmental information(5)	152	283	435	284	207	490	204	—	1,129	(3)
By product revenue	(5)	(9)	(14)	—	—	(1)	(1)	—	(15)	—
Amortisation of tangible and intangible assets	(9)	(41)	(50)	(53)	(14)	(67)	(14)	(2)	(133)	(2)
Adjusted for decommissioning amortisation	—	—	—	—	—	—	—	—	—	(1)
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	62
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	2	2	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	8	42	50	52	12	64	13	3	130	6
Amortisation relating to inventory	—	—	—	—	—	—	(2)	2	—	(1)
All-in sustaining costs	146	276	421	282	205	487	200	5	1,113	62
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	4
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	146	276	421	282	205	487	200	5	1,113	66
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(2)	(2)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	146	276	421	282	205	487	200	3	1,111	65

All-in sustaining costs	146	276	421	282	205	487	200	5	1,113	62
Non-sustaining Project capex	—	—	—	20	—	20	—	—	20	—
Technology improvements	—	—	—	—	—	—	—	9	9	1
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	1
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	9
All-in costs	146	276	421	302	205	507	200	14	1,142	73
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	—	—	—	5
All-in costs adjusted for non-controlling interests and non-gold producing companies	146	276	421	302	205	507	200	14	1,142	78
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	(2)	(2)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	146	276	421	302	205	507	200	12	1,140	77

Gold sold - oz (000)(2)	91	294	385	224	91	316	192	—	892	—
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,593	938	1,094	1,259	2,242	1,544	1,045	—	1,245	—
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,593	939	1,094	1,349	2,242	1,607	1,045	—	1,278	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion.
(3)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce and total cash costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Corporate includes non-gold producing subsidiaries.
(5)	Refer - Segmental information.

For the year ended 31 December 2017

Operations in South Africa
(in $ millions, except as otherwise noted)

	Kopanang	Moab Khotsong	Vaal River Operations	Mponeng	TauTona	West Wits Operations	Surface operations	South Africa other	Total South Africa (Operations)	Corporate(4)
Cash costs
Cost of sales per segmental information(5)	152	283	435	284	207	490	204	—	1,129	(3)
By product revenue	(5)	(9)	(14)	—	—	(1)	(1)	—	(15)	—
Inventory change	—	—	1	—	—	—	(2)	(1)	(2)	1
Amortisation of intangible assets	—	(1)	(1)	(1)	—	(1)	—	—	(2)	—
Amortisation of tangible assets	(9)	(40)	(49)	(52)	(14)	(67)	(14)	—	(130)	(3)
Rehabilitation and other non-cash costs	3	(5)	(3)	(3)	(6)	(9)	(1)	1	(12)	—
Retrenchment costs	—	—	—	—	—	—	—	—	—	(1)
Total cash costs	140	229	369	227	186	413	186	—	968	(6)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	—	—	—	4
Total cash costs adjusted for non-controlling interests and non-gold producing companies	140	229	369	227	186	413	186	—	968	(2)

Gold produced - oz (000) (2)	91	294	386	224	91	315	192	—	892	—

Total cash costs per unit - $/oz(3)	1,534	779	958	1,014	2,044	1,311	969	—	1,085	—

For the year ended 31 December 2017

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint Ventures	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(5)	339	34	67	440	211	(6)	344	520	3	1,072
By product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(2)
Amortisation of tangible and intangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	(3)	(285)
Adjusted for decommissioning amortisation	—	3	—	3	1	—	1	2	—	4
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	1	1	—	—	8	17	—	25
Total sustaining capital expenditure	77	2	6	85	51	—	14	157	1	223
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	296	33	64	393	234	(6)	310	497	1	1,037
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	296	33	64	393	234	(6)	263	497	1	990
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	296	33	64	393	234	(6)	263	497	1	990

All-in sustaining costs	296	33	64	393	234	(6)	310	497	1	1,037
Non-sustaining Project capex	34	—	1	35	—	—	67	—	—	67
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	—	—	—	1
Care and maintenance costs	—	—	—	—	—	62	—	—	—	62
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
All-in costs	331	33	65	429	234	57	377	497	1	1,167
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(57)	—	—	(57)
All-in costs adjusted for non-controlling interests and non-gold producing companies	331	33	65	429	234	57	320	497	1	1,110
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	331	33	65	429	234	57	320	497	1	1,110

Gold sold - oz (000)(2)	272	27	63	362	227	3	332	528	—	1,090

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,090	1,218	1,019	1,087	1,033	—	796	941	—	909
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,216	1,218	1,044	1,186	1,033	—	967	941	—	1,019

For the year ended 31 December 2017

Operations in DRC, Ghana, Guinea, Mali and Tanzania
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint ventures	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(5)	339	34	66	440	211	(6)	344	520	3	1,072
By product revenue	(1)	—	—	(1)	—	—	—	(1)	—	(2)
Inventory change	(4)	—	1	(3)	—	—	(7)	13	—	6
Amortisation of intangible assets	—	—	—	—	(1)	—	—	—	(2)	(3)
Amortisation of tangible assets	(120)	(6)	(10)	(136)	(28)	—	(57)	(197)	—	(282)
Rehabilitation and other non-cash costs	(5)	(1)	—	(6)	7	7	(5)	(7)	—	2
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs	210	27	58	295	188	1	275	328	1	793
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	210	27	58	295	188	1	234	328	1	752

Gold produced - oz (000) (2)	268	28	63	360	228	3	323	539	—	1,094

Total cash costs per unit - $/oz(3)	784	974	900	819	823	—	725	608	—	688

For the year ended 31 December 2017

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	Australia			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(5)	261	275	16	552	385	448	153	1	987
By product revenue	—	(2)	—	(2)	(117)	(18)	—	—	(135)
Amortisation of tangible and intangible assets	(34)	(89)	(7)	(130)	(83)	(140)	(50)	—	(273)
Adjusted for decommissioning amortisation	—	1	—	1	1	(1)	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—	—	1	—	—	1
Inventory writedown to net realisable value and other stockpile adjustments	—	—	1	1	—	—	—	—	—
Sustaining exploration and study costs	2	7	5	14	3	8	6	7	24
Total sustaining capital expenditure	62	91	0	153	56	134	38	4	232
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	290	284	15	589	245	431	147	12	835
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(18)	—	—	(11)	(29)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	290	284	23	597	227	431	147	1	806
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	284	23	597	227	431	147	1	806

All-in sustaining costs	290	284	15	589	245	431	147	12	835
Non-sustaining exploration and study costs	—	—	—	—	—	2	—	—	2
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	10	10	2	7	—	28	37
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	12	2	1	15
All-in costs	290	284	25	599	247	452	149	41	889
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	8	8	(19)	—	—	—	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	290	284	33	607	228	452	149	41	870
Adjusted for stockpile write-offs	—	—	—	—	—	—	—	—	—
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	290	284	33	607	228	452	149	41	870

Gold sold - oz (000) (2)	241	321	—	562	293	428	133	—	854
	—	—	—	—	—	—	—	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz (3)	1,203	885	—	1,062	772	1,006	1,103	—	943
All-in cost per unit (excluding stockpile write-offs) - $/oz (3)	1,203	885	—	1,080	780	1,055	1,119	—	1,018

For the year ended 31 December 2017

Operations in Australia, Argentina and Brazil
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineracao	Serra Grande
Total cash costs
Cost of sales per segmental information(5)	261	275	16	552	385	448	153	1	987
By product revenue	—	(2)	—	(2)	(117)	(18)	—	—	(135)
Inventory change	(2)	(2)	—	(4)	(12)	(3)	—	—	(15)
Amortisation of intangible assets	—	—	—	—	—	(1)	—	—	(1)
Amortisation of tangible assets	(34)	(89)	(7)	(130)	(83)	(139)	(50)	—	(272)
Rehabilitation and other non-cash costs	(5)	(2)	(2)	(9)	(11)	—	—	—	(11)
Retrenchment costs	—	—	—	—	(2)	(3)	(1)	1	(5)
Total cash costs	219	181	7	407	160	284	101	2	547
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	8	8	(12)	—	—	—	(12)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	219	181	15	415	148	284	101	2	535

Gold produced - oz (000) (2)	238	322	—	559	283	424	133	—	840
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	919	564	—	743	522	671	764	—	638

For the year ended 31 December 2017

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

All-in sustaining costs
Cost of sales per segmental information(5)	440	3,737
By product revenue	(1)	(154)
Amortisation of tangible and intangible assets	(136)	(823)
Adjusted for decommissioning amortisation	3	5
Corporate administration and marketing related to current operations	—	63
Inventory writedown to net realisable value and other stockpile adjustments	—	3
Sustaining exploration and study costs	1	64
Total sustaining capital expenditure	85	744
Amortisation relating to inventory	—	(2)
All-in sustaining costs	393	3,636
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	393	3,572
Adjusted for stockpile write-offs	—	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	393	3,569

All-in sustaining costs	393	3,636
Non-sustaining Project capex	35	89
Technology improvements	—	10
Non-sustaining exploration and study costs	1	49
Care and maintenance costs	—	62
Corporate and social responsibility costs not related to current operations	—	24
All-in costs	429	3,870
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	429	3,807
Adjusted for stockpile write-offs	—	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	429	3,804

Gold sold - oz (000)(2)	362	3,399
	—	—
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(3)	1,087	1,050
All-in cost per unit (excluding stockpile write-offs) - $/oz(3)	1,186	1,119

For the year ended 31 December 2017

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES

Total cash costs
Cost of sales per segmental information(5)	440	3,737
By product revenue	(1)	(154)
Inventory change	(3)	(15)
Amortisation of intangible assets	—	(6)
Amortisation of tangible assets	(136)	(817)
Rehabilitation and other non-cash costs	(6)	(29)
Retrenchment costs	—	(6)
Total cash costs	295	2,709
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	295	2,668

Gold produced - oz (000)(2)	360	3,384

Total cash costs per unit - $/oz(3)	819	789

Other information - Exchange rates

	Jun	Jun	Dec
	2018	2017	2017
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	12.30	13.20	13.30
ZAR/USD closing	13.72	13.05	12.36

AUD/USD average for the year to date	1.30	1.33	1.30
AUD/USD closing	1.35	1.30	1.28

BRL/USD average for the year to date	3.43	3.18	3.19
BRL/USD closing	3.86	3.31	3.31

ARS/USD average for the year to date	21.62	15.71	16.57
ARS/USD closing	28.86	16.63	18.65

Administration and corporate information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~

* British § Indian          #American
~ Australian ^South African

Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 20, 2018    By: /s/ ME SANZ_
Name: ME Sanz
Title: Executive Vice President – Legal, Commercial and Governance and Company Secretary